Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Landcadia Holdings IV, Inc. (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-253100) of our report dated February 12, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Landcadia Holdings IV, Inc. as of January 31, 2021 and December 31, 2020, and the related statements of operations, changes in stockholders’ equity and cash flows for the period from January 1, 2021 through January 31, 2021 and the period from August 13, 2020 (inception) through December 31, 2020, appearing in the Registration Statement of Landcadia Holdings IV, Inc. (the “Company”) (File No. 333-253100).

/s/ Marcum llp

Marcum llp

Hartford, CT

March 15, 2021